UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

DAYBREAK OIL AND GAS, INC.
(Name of Issuer)

Common Stock, $0.001 Per Share
(Title of Class of Securities)

239559 107
(CUSIP Number)

James F. Westmoreland, 1414 S. Friendswood Dr., Suite 212, Friendswood, TX 77546 (281)996-4176
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	239559 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James F. Westmoreland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,925,617
	8	SHARED VOTING POWER
Not Applicable
	9	SOLE DISPOSITIVE POWER
9,925,617
	10	SHARED DISPOSITIVE POWER
Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,925,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.64%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

Item 1Security and Issuer

This statement on Schedule13D relates to the Shares (“Shares”) of common stock, par value $0.001 per share, of Daybreak Oil and Gas, Inc., a Washington corporation (the “Issuer”). The principal executive office of the Issuer is located at 1101N. Argonne Road, Suite A211, Spokane Valley, WA 99212.

Item 2.Identity and Background

(a)James F. Westmoreland

(b)1414 S. Friendswood Dr., Suite 212, Friendswood, TX 77546

(c)Chairman, President and Chief Executive Officer of Daybreak Oil and Gas, Inc.

(d)Mr. Westmoreland, the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)Mr. Westmoreland, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result pf such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

(f)United States of America

Item 3Source and Amount of Funds or Other Considerations

On December 15, 2021, the Company finalized agreements with its directors, executive officers, and other employees with respect to the forgiveness and conversion of related party debts into shares of the Company’s common stock (the “Debt Conversion”) at a conversion rate of $0.45 per share of common stock.  As part of this Mr. Westmoreland converted $1,065,086 in debt owed to him by the Company into 2,366,859 shares of Common Stock.

Mr. Westmoreland previously owned an aggregate of 7,558,758 shares through personal purchase’s, shares acquired through vesting from issuances of Restricted Stock from Daybreak’s 2009 Restricted Stock and Restricted Stock Unit Plan and trough a Convertible Note Purchase Agreement which converted July 12, 2020.

Item 4Purpose of Transaction

The purpose of the transaction was to convert $1,065,086 in certain debt owed to Mr. Westmoreland into 2,366,859 shares of the Company’s common stock as per a certain  Equity Exchange Agreement (as amended, the “Exchange Agreement”) by and between Daybreak, Reabold California LLC, a California limited liability company (“Reabold”), and Gaelic Resources Ltd., a private company incorporated in the Isle of Man and the 100% owner of Reabold (“Gaelic”), pursuant to which the parties propose for a plan of share exchange whereby (i) Gaelic will irrevocably assign and transfer all of its ownership interests in Reabold to Daybreak, and (ii) Daybreak will issue 160,964,489 shares of its common stock to Gaelic (the “Exchange Shares”), which will result in Reabold becoming a wholly-owned subsidiary of Daybreak named “Daybreak, LLC” and Gaelic becoming the owner of Exchange Shares (the foregoing transaction, the “Equity Exchange”), on the terms and subject to the conditions set forth in the Exchange Agreement;

Mr. Westmoreland has no present plan proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(b) and (d)-(j) of Item 4 of Schedule 13D.

Mr. Westmoreland may in the future take such actions with respect to his investment in the Issuer as he may deem appropriate including, without limitation ,engaging in communications with management and the Board of Directors of the issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and Mr.

Westmoreland’s investment, making proposals to the Issuer concerning changes to the capital structure, including a sale to the Issuer as a whole or in parts, board structure(including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5 Interest in Securities of the Issuer

(a)Mr. Westmoreland (“Reporting Person”) beneficially owns 9,925,617 (14.64%) Shares of Common Stock in the aggregate number and percentage (based on 67,802,273 Shares of Common Stock outstanding on February 23, 2022.

(b)Mr. Westmoreland has sole power to vote, and the sole power to dispose of, all 9,925,617 common shares.

(c)Not Applicable

(d)Not Applicable

(e)Not Applicable

Item 6Contracts, Arrangements, Underwritings or Relationships with Respect to Securities of the Issuer

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2021
Dated
/s/ JAMES F. WESTMORELAND
Signature
James F. Westmoreland
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).